UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               EB2B COMMERCE, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (Title of Class of Securities)

                                   26824R 10 9
                                 (CUSIP Number)
                                               - copy to -
Robert Bacchi                             Gary T. Moomjian, Esq.
eB2B Commerce, Inc.                       Kaufman & Moomjian, LLC
665 Broadway, 3rd Floor                   50 Charles Lindbergh Blvd., Suite 206
New York, New York 10012                  Mitchel Field, New York 11553
(212) 477-1700                            (516) 222-5100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 15, 2002
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e),or 240.13d-1 (f), or 240.13d-1 (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP No. 26824R 10 9                                         Page 2 of 5 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
   Robert Bacchi
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)  [  ]
         (b)  [  ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
             PF and OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                           [  ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
NUMBER OF         7        SOLE VOTING POWER
SHARES                            138,195
                  --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED BY                           30,000 (1)
                  --------------------------------------------------------------
EACH              9        SOLE DISPOSITIVE POWER
REPORTING                         138,195
                  --------------------------------------------------------------
PERSON WITH       10       SHARED DISPOSITIVE POWER
                                   30,000 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     168,195 (See Item 5 herein)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                [   ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.4% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
            IN
--------------------------------------------------------------------------------

(1) Owned by members of the Reporting Person's family.
(2) Less than 1% on a fully diluted basis, giving effect to all shares of common stock underlying derivative securities issued by eB2B Commerce, Inc. (i.e. convertible notes, convertible preferred stock, warrants and options).


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


ITEM 1.   SECURITY AND ISSUER.

     The class of securities to which this statement relates is the common stock, par value $.0001 per share (the "Common Stock"), of eB2B Commerce, Inc. (the "Company"). The Company's principal executive offices are located at 665 Broadway, New York, New York 10012.

ITEM 2.   IDENTITY AND BACKGROUND.

         (a)  This statement is being filed by Robert Bacchi.

         (b) The business address for Mr. Bacchi is c/o eB2B Commerce, Inc., 665 Broadway, New York, New 5York 10012.

         (c) Mr. Bacchi is the Chief Operating Officer of the Company.

         (d) Mr. Bacchi has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Bacchi has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Bacchi is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The stock options owned by Mr. Bacchi were issued to him in connection with his employment with the Company. Mr. Bacchi used his own personal funds to purchase the Note (as defined in Item 4 below).

ITEM 4.  PURPOSE OF TRANSACTION

     In connection with his position as the Chief Operating Officer of the Company, the Company granted Mr. Bacchi, effective June 27, 2002, ten year stock options to purchase 600,000 shares of Common Stock at an exercise price of $0.11 per share, one-half of which (300,000 shares) are exercisable immediately and one-half are exercisable on June 27, 2003, provided, however, this option for 600,000 shares shall not vest at all until the Company shall obtain shareholder approval ("Plan Shareholder Approval") of a proposal to increase the number of shares available for issuance under the Company's 2000 Stock Option Plan, as amended (and the Company has indicated such Plan Shareholder Approval will not be obtained within sixty days from the date of this Schedule 13D).

     On July 15, 2002, Mr. Bacchi acquired for investment purposes, and in consideration of $7,292, a 7% senior subordinated secured convertible note (the "Note") in the principal amount of $7,292, which Note is convertible into 72,195 shares of Common Stock at the rate of $0.101 per share.

     Other than as set forth above, Mr. Bacchi has no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Mr. Bacchi may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.


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

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)  Aggregate  number  of  shares  of Common Stock beneficially owned:
          168,195 (1)  Percentage:  8.4%;  less  than  1%  on  a  fully  diluted basis, giving effect to all shares of Common Stock underlying derivative securities issued by the Company (i.e. convertible notes, convertible preferred stock, warrants and options).

     (b) 1.   Sole power to vote or to direct vote:                  138,195 (1)
         2.   Shared power to vote or to direct vote:                 30,000 (2)
         3.   Sole power to dispose or to direct the disposition:    138,195 (1)
         4.   Shared power to dispose or to direct the disposition:   30,000 (2)
----------------

     (1) Mr. Bacchi is the owner of: (A) the Note presently convertible into 72,195 shares of Common Stock; (B) options (the "Options") to purchase 633,334 shares of Common Stock. Of such Options, (i) 33,334 are exercisable at $2.85 per share and shall vest to the extent of 1/3 (11,111) of the shares on each of January 2, 2003, 2004 and 2005, and (ii) 600,000 are exercisable at $0.11 per share, of which 1/2 (300,000 shares) are exercisable immediately and 1/2 shall vest on June 27, 2003, provided, however, this Option for 600,000 shares shall not vest at all until the Company shall obtain Plan Shareholder Approval (and the Company has indicated such Plan Shareholder Approval will not be obtained within sixty days from the date of this Schedule 13D); (C) 96,000 shares (of which 30,000 shares are owned by family members) of Common Stock and 46,000 shares (of which 14,250 shares are owned by family members) of Series D Convertible Preferred Stock, par value $.0001 per share (the "Series D Preferred"), issued to Mr. Bacchi as of January 2, 2002 as part of the consideration for the merger (the "Merger") of Bac-Tech Systems, Inc. ("Bac-Tech"), a company privately-held by Mr. Bacchi and another shareholder, with and into the Company. Each share of Series D Preferred is convertible into
3.5087718 shares (an aggregate of 161,667 shares) of Common Stock upon the Company receiving shareholder approval of the Merger and/or the issuance of Series D Preferred in connection therewith (and the Company has indicated such shareholder approval will not be obtained within sixty days from the date of this Schedule 13D). For purposes of this Schedule, only those shares subject to derivative securities exercisable or convertible, as the case may be, within 60 days have been included in calculating Mr. Bacchi's beneficial ownership of the issued and outstanding shares of Common Stock of the Company.

     (2) Owned by members of Mr. Bacchi's family.

     (c) The following is a description of all transactions, all of which are acquisitions, in shares of Common Stock, during the past 60 days, by Mr. Bacchi:

                                                              Number of                 Conversion or
Type of Security           Date of Acquisition                Underlying Shares         Exercise Price ($)
------------------         -------------------                -----------------         ------------------
Stock Option               June 27, 2002                      600,000*                  0.11
Convertible Note           July 15, 2002                      72,195                    0.101

* Of the 600,000 shares underlying the Option granted to Mr. Bacchi, 1/2 (300,000 shares) are exercisable immediately and the remaining 1/2 shall vest on June 27, 2003, provided, however, this Option for 600,000 shares shall not vest at all until the Company shall obtain Plan Shareholder Approval (and the Company has indicated such Plan Shareholder Approval will not be obtained within sixty days from the date of this Schedule 13D).

     (d) and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 8, 2002


                                                      /s/Robert  Bacchi
                                            ------------------------------------
                                                         Robert Bacchi

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